UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Exactus, Inc.
(Name of Issuer)

Common stock, $0.0001 per share
(Title of Class of Securities)

30066P102
(CUSIP Number)

Joe Laxague, Esq.
Laxague Law, Inc.
1 East Liberty, Suite 600
Reno, NV 89501
Tel. (775) 234-5221
Fax (775) 996-3283
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Ceed2Med, LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States, Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
67,085,523

8. Shared Voting Power
n/a

9. Sole Dispositive Power
67,085,523

10. Shared Dispositive Power
n/a

11. Aggregate Amount Beneficially Owned by Each Reporting Person
67,085,523
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
57.36%
14. Type of Reporting Person
CO

ITEM 1. SECURITY AND ISSUER

(a) Name of Issuer:

Exactus, Inc.

(b) Address of Issuer's Principal Executive Offices:

4870 Sadler Road, Suite 300
Glen Allen, VA 23060

(c) Title of the class of equity securities to which this statement relates:

Common stock, par value $0.0001

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)
Name:

Ceed2Med, LLC

(b)
Residence or business address:

95 NW 4th Ave.
Delray Beach, FL 33483

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Ceed2Med, LLC is a Florida limited liability company headquartered in Delray Beach, Florida. Ceed2Med, LLC is a hemp and hemp-derivative supply sourcing, production, distribution and development company that secures production of Industrial Hemp biomass and raw ingredients and invests in developing supply chain partners and distribution channels worldwide.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No.

(f) Citizenship:

United States; organized in State of Florida

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 8, 2019, the reporting person entered into a Master Product Development and Supply Agreement (the “Development Agreement”) with the issuer. The reporting person owns and operates cGMP facilities located in the State of Florida and elsewhere. Under the Development Agreement, the reporting person will supply the issuer a minimum of 50 and up to 300 kilograms per month, and up to 2,500 kilograms annually, of active phyto-cannabinoid (CBD) rich ingredients for resale. In consideration for entering into the Development Agreement, the reporting person was issued 67,085,523 shares of the issuer’s common stock.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of Ceed2Med, LLC’s acquisition of controlling interest, pursuant to the Development Agreement, was to focus the business of the issuer on the marketing and sale of products containing Cannabidiol (“CBD”). Ceed2Med, LLC intends to manufacture and supply to the issuer a range of branded and white-label CBD products, including tinctures, edibles, capsules, topical solutions and animal health products.

In connection with the acquisition of controlling interest by Ceed2Med, LLC, the issuer appointed Ceed2Med, LLC’s Chief Financial Officer, Kenneth E. Puzder, to serve on the issuer’s Board of Directors. In addition, the founders of Ceed2Med, LLC were issued options to purchase a total of 6,000,000 shares of the issuer’s common stock at a price of $0.04 per year, exercisable for a period of 10 years. Finally, one of Ceed2Med, LLC’s founders, Emiliano Aloi, was appointed to the issuer’s Advisory Board.

Except as otherwise described above, there are no current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Ceed2Med, LLC holds 67,085,523 shares of common stock of the issuer. Ceed2Med, LLC has the sole power to vote and to dispose of these shares. Except as described above in connection with the Development Agreement, Ceed2Med, LLC has not effected any transactions in the issuer’s common stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1	Master Product Development and Supply Agreement with Ceed2Med, LLC dated January 8, 2019 (1)

(1)
Incorporated by reference to Current Report on Form 8-K filed by Exactus, Inc. on January 8, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2019
Date

Ceed2Med, LLC

By: /s/ Kenneth Puzder
Kenneth Puzder, Chief Financial Officer